UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 9, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Reinsurance Group of America, Incorporated
File No. 001-11848 - CF#26496

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Reinsurance Group of America, Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 8-K filed on March 11, 2011.

Based on representations by Reinsurance Group of America, Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. § 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 through March 11, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel